SO 3/22/04

P 3/22

SECURITIES ION
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04016486

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RECEIVED MAR - 2 2004 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliant Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Lytton Avenue
(No. and Street)

Palo Alto	CA	94301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Vasconcellos. 408-6547141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Vasconcellos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliant Partners, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA URBAN
Commission # 1348316
Notary Public - California
Santa Clara County
My Comm. Expires Mar 26, 2006

Signature

Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Three Embarcadero Center
San Francisco, CA 94111

Independent Auditors' Report

The Board of Directors
Alliant Partners:

We have audited the accompanying statement of financial condition of Alliant Partners (the Company) (a wholly owned subsidiary of Silicon Valley Bancshares) as of December 31, 2003 that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 25, 2004

ALLIANT PARTNERS
(A Wholly Owned Subsidiary of Silicon Valley Bancshares)

Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	5,562,269
Accounts receivable (net of allowance of $536,506)		461,414
Premises and equipment, net		1,492,433
Goodwill		35,637,616
Income taxes receivable		4,518,178
Deferred tax asset		19,415,179
Other assets		111,872
Total assets	$	67,198,961
Liabilities and Shareholder's Equity		
Liabilities:		
Accrued incentive compensation and other liabilities	$	1,108,008
Accrued dividend payable		4,000,000
Total liabilities		5,108,008
Shareholder's equity:		
Capital stock, no par value. Authorized 100,000 shares; issued and outstanding 100 shares		102,846,978
Retained earnings (deficit)		(40,756,025)
Total shareholder's equity		62,090,953
Total liabilities and shareholder's equity	$	67,198,961

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Alliant Partners (the Company) is a wholly owned subsidiary of Silicon Valley Bancshares (the Parent). The Company was formed on October 1, 2002 to acquire Alliant Partners which was previously a subsidiary of Silicon Valley Bank (the Bank) and provides financial advisory services to corporate clients related primarily to mergers and acquisitions. The Company is registered as a U.S. broker-dealer in securities under the Securities Exchange Act of 1934 (the Act) and is subject to the regulations pertaining to the Act. The Company, a member of the National Association of Securities Dealers, is licensed in all 50 states and the District of Columbia.

(a) *Basis of Accounting*

The Company maintains its accounts on the accrual basis of accounting.

(b) *Cash and Cash Equivalents*

Cash and cash equivalents includes cash balances due from banks and money market funds. The cash equivalents are readily convertible to known amounts of cash and present insignificant risk of changes in value due to maturity dates of 90 days or less. As of December 31, 2003, such cash equivalents amounted to $5,562,269.

(c) *Premises and Equipment*

Premises and equipment are reported at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful lives of the assets or the terms of the related leases, whichever is shorter. This time period ranges from one to seven years. The Company had no capitalized lease obligations at December 31, 2003.

Premises and equipment consist of the following as of December 31, 2003:

Furniture and fixtures	$	599,267
Computer hardware		352,210
Leasehold improvements		707,816
		1,659,293
Accumulated depreciation and amortization		(166,860)
	$	1,492,433

(d) *Fair Value of Financial Instruments*

The carrying value of the Company's financial instruments approximates fair value.

(e) ***Business Combinations***

The Company accounts for business combinations in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately.

(f) ***Goodwill***

The Company accounts for goodwill in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually.

The Company's results of operations in 2003 were substantially below forecasted performance. Therefore, as required by SFAS No. 142 in measuring the goodwill impairment amount, the Company made a hypothetical allocation of the Company's estimated fair value to it's tangible and intangible assets (other than goodwill.) These valuation analyses were primarily based on forecasted discounted cash flow analyses. The valuation analyses performed as of June 30, 2003, and again as of December 31, 2003, indicated impairment of goodwill of $17.0 million and $46.0 million, respectively. The Company expensed these amounts as impairment charges to continuing operations during the second and fourth quarters of 2003, respectively. Thus, the total goodwill balance was $35.6 million at December 31, 2003, reduced from $98.6 million at December 31, 2002.

(g) ***Income Taxes***

The Company utilizes the asset and liability method of measuring tax expense and benefit. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when management considers that it is more likely than not that deferred tax assets are not realizable.

(h) ***Use of Estimates***

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(Continued)

(2) Business Combinations

On September 28, 2001, SVB Securities, Inc., a wholly owned subsidiary of the Bank, completed its acquisition of Alliant Partners, now known as BHVGI, Inc. (the Sellers). The combined entity was named Alliant Partners. SVB Securities, Inc. agreed to purchase the assets of the Sellers for a total of $100.0 million, due in several installments. These installments are payable over four years, subject to certain conditions being satisfied. In addition, the Sellers received 75% of the pre-tax income of Alliant Partners for the twelve-month period ended September 28, 2002. Furthermore, Alliant Partners is required to pay to the Sellers an amount equal to fifteen times the amount by which Alliant Partners' cumulative after-tax net income from October 1, 2002 to September 30, 2005 exceeds $26.5 million, provided, however, that the aggregate amount of any deferred earnout payment payable shall not exceed $75.0 million. Alliant Partners was also required to make retention payments aggregating $5.0 million in equal annual installments on September 28, 2003, 2004, and 2005.

The first purchase payment of $30.0 million was paid in cash on September 28, 2001. The second payment of $42.0 million was paid in cash on September 28, 2002. The third payment of $9.3 million was paid on September 30, 2003. The remaining $18.7 million was discounted at prevailing forward market interest rates ranging between 2.5% and 3.3% and recorded as debt of Alliant Partners. The purchase price was allocated to the assets acquired and liabilities assumed based on the net estimated fair values at the date of acquisition of approximately $0.5 million. The excess of purchase price over the estimated fair values of the net assets acquired was recorded as goodwill.

On October 1, 2002, the Parent contributed the business assets and liabilities of Alliant Partners (a wholly owned subsidiary of the Bank) to a new corporate entity that assumed the name Alliant Partners (a wholly owned subsidiary of the Parent).

(3) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2003, Alliant Partners had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $454,260, which was $380,393 in excess of its required net capital of $73,867. The Company's ratio of aggregate indebtedness to net capital was 2.44 to 1 as of December 31, 2003.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

(4) Income Taxes

The Company believes a valuation allowance is not needed to reduce the deferred tax assets as it is more likely than not that the deferred tax assets will be realized through recovery of taxes previously paid and/or future taxable income of the Company's affiliated group. Accordingly, no valuation allowance has been established as of December 31, 2003.

(Continued)

Deferred tax assets (liabilities) consist of the following as of December 31, 2003:

		2003
Deferred tax assets:		
Depreciation & amortization	$	19,337,520
Allowance for bad debt		218,605
Accrued compensation		82,184
Other		13,373
Deferred tax assets		19,651,682
Deferred tax liabilities:		
State income taxes		(229,375)
Stock based compensation		(7,128)
Deferred tax liabilities		(236,503)
Net deferred tax assets	$	19,415,179

(5) Related Party Transactions

In connection with the acquisition of Alliant Partners, the Parent is obligated to make retention payments aggregating $2,866,000 (as adjusted for employee turnover as of December 31, 2003) in equal annual installments on September 28, 2004, and 2005.

Upon the acquisition of Alliant Partners from the Bank, the Parent assumed the liability for the $18.7 million still due the Sellers and other contingent purchase price related to the initial acquisition detailed in note 2.

The Company maintains a noninterest-bearing cash account with the Bank. The balance in the account was $490,108 as of December 31, 2003.

(Continued)

(6) Commitments and Contingencies

The Company is obligated under an operating lease for premises that will expire in 2011. Aggregate lease payments as of December 31, 2003 are as follows:

Year ending December 31:		
2004	$	838,226
2005		863,370
2006		889,274
2007		915,954
2008		943,431
Thereafter		2,631,410
	$	7,081,665

The Company is subject to various pending and threatened legal actions, which arise in the normal course of business. In the opinion of management, the disposition of claims currently pending and threatened will not have a material adverse effect on the Company's financial position or results of operations.

(7) Subsequent Event

The chief executive officer of Alliant left the Company shortly after year-end and remains under an employment contract through September 2005.